UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No.11 )*

Plug Power, Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

72919P103

(CUSIP Number)

Cynthia A. Scheuer

Mechanical Technology Incorporated

431 New Karner Road

Albany, New York 12205

518-533-2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2005

(Date of event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72919P103
1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mechanical Technology Incorporated I.R.S. Identification No. 141462255

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [ ] (b) [ ]

3	SEC Use Only

4	Source of Funds (See Instructions)

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]

6	Citizenship or Place of Organization State of New York

		7	Sole Voting Power	3,793,436

Number of Shares Beneficially Owned by Reporting Person With		8	Shared Voting Power	0

		9	Sole Dispositive Power	3,793,436

		10	Shared Dispositive Power	0

11	Aggregate Amount Beneficially Owned by Each Reporting Person			3,793,436

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]

13	Percent of Class Represented by Amount in Row (11)	5.16%

14	Type of Reporting Person (see Instructions)	CO

Schedule 13D/A

This Amendment No. 11 to the Schedule 13D amends and supplements Items 4 and 5 of the Schedule 13D originally filed on December 11, 2000 (the "Schedule 13D") by Mechanical Technology Incorporated, a New York Corporation ("MTI"). Unless otherwise defined herein, all capitalized terms used herein have the respective meanings given to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to read as follows:

The business conducted by the Issuer was initially developed by MTI prior to June 1997, and was contributed to Plug Power, LLC (the predecessor of the Issuer) in exchange for equity interests in such entity.

From March 6, 2001, and through March 9, 2001, MTI sold 310,000 shares of Common Stock of the Issuer pursuant to Rule 144. On March 9, 2001, MTI entered into a plan under Rule 10b5-1 (the "March 2001 Plan") pursuant to which MTI would sell shares of Common Stock of the Issuer. The March 2001 Plan provided for the sale of, and MTI sold, 1.4 million shares of Common Stock of the Issuer during 2001.

On December 20, 2002, MTI entered into an exchange transaction with First Albany Companies Inc. (FAC) in which 8 million shares of MTI common stock owned by FAC were exchanged for 2,721,088 shares of Plug Power common stock owned by MTI.

On December 17, 2001, MTI entered into a plan under Rule 10b5-1 (the "December 2001 Plan") pursuant to which MTI would sell shares of Common Stock of the Issuer. The December 2001 Plan provided for the sale of, and MTI sold, 1.2 million shares in 2002. The December 2001 Plan further provided for the sale of 2 million shares in 2003. In 2003, MTI sold 1.5 million shares pursuant to the December 2001 Plan and on August 18, 2003 sold 500,000 shares pursuant to Rule 144. MTI then cancelled its December 2001 Plan for the remainder of 2003.

During 2004, MTI sold 480,000 shares of Plug Power common stock pursuant to Rule 144.

On June 28, 2005, MTI sold 1,799,791 shares of Plug Power common stock to Fletcher International, Ltd. ("Fletcher") pursuant to a right held by Fletcher to purchase such shares from MTI. Fletcher purchased the shares at a price of $0.7226 per share, with proceeds to MTI of approximately $1.3 million.

In addition to the foregoing, MTI reviews on a continuing basis its investment in the Issuer. Based on such review and depending on the price and availability of the Issuer's securities, MTI may consider, from time to time, transactions of the type described in subparagraphs (a) through (j) of Item 4 of the Instructions to Schedule 13D including (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer, in the open market or otherwise, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (ix) causing a class of equity securities of the Issuer to become eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read as follows:

As of June 28, 2005:

(a) MTI is the direct and beneficial owner of 3,793,436 shares of the Issuer Common Stock, including shares covered by the Plan, representing 5.16% of the Issuer Common Stock outstanding.

(b) MTI has the sole power to vote and sole dispositive power for 3,793,436 shares of the Issuer Common Stock.

(c) During the past sixty (60) days MTI has sold shares of Common Stock of the Issuer, as a result of the exercise of a right by Fletcher, as follows:

Date	Number of shares	Price per share
06/28/05	1,799,791	$ 0.7226

Except for the information set forth herein, the reporting person has not purchased or sold any other shares of Plug Power Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2005

Mechanical Technology Incorporated

/s/Cynthia A. Scheuer
By: Cynthia A. Scheuer Title: Vice President, Chief Financial Officer and Secretary